UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.          )

AirMedia Group Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

009411109

(CUSIP Number)

December 31, 2016

(Date of Event which•Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13 d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009411109

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
First Manhattan Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
7,569,912

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
7,569,912

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,569,912

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, BD

Page 2 of 9 Pages

CUSIP No. 009411109

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
First Beijing Investment (Cayman) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
7,569,912

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
7,569,912

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,569,912

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

Page 3 of 9 Pages

CUSIP No. 009411109

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
First Beijing Investment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
7,569,912

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
7,569,912

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,569,912

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

Page 4 of 9 Pages

Item 1(a)	Name of Issuer:

AirMedia Group Inc. (the "Issuer")

Item 1(b)	Address of Issuer's Principal Executive Offices:

17/F, Sky Plaza
No. 46 Dongzhimenwai Street
Dongcheng District, Beijing 100027 People's Republic of China

Item 2(a)	Name of Person Filing:

This statement is filed jointly by First Manhattan Co., a New York limited partnership, First Beijing Investment (Cayman) Limited, a Cayman Islands company, and First Beijing Investment Limited, a Hong Kong company.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Name	Business Address
First Manhattan Co,	399 Park Avenue
New York, NY 10022 United States of America
First Beijing Investment (Cayman) Limited	Scotia Centre, 4th Floor, P.O. Box 2804
George Town, Grand Cayman KY1-1112
Cayman Islands
First Beijing Investment Limited	Level 15, Yardley Commercial Building
1-6 Connaught Road West Sheung Wan, Hong Kong

Item 2(c)	Citizenship:

Name	Citizenship
First Manhattan Co.	United States of America
First Beijing Investment (Cayman) Limited	Cayman Islands
First Beijing Investment Limited	Hong Kong

Item 2(d)	Title of Class of Securities:

Ordinary Shares

Item 2(e)	CUSIP Number:

009411109

Page 5 of 9 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:

(a)☒ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)☐ A group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

As of December 31, 2016, First Manhattan Co., First Beijing Investment (Cayman) Limited and First Beijing Investment Limited each had shared voting power and shared investment power with respect to 7,569,912 Ordinary Shares of the Issuer, or 6.1% of the 124,395,645 shares that the Issuer reported as outstanding as of December 31, 2015.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Page 6 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

February 14, 2017

FIRST MANHATTAN CO.

BY:	/s/ Neal K. Stearns
Name: Neal K. Stearns Title: Managing Director

FIRST BEIJING INVESTMENT (CAYMAN) LIMITED

BY:	/s/ Xiang Huang
Name: Xiang Huang Title: Director

FIRST BEIJING INVESTMENT LIMITED

BY:	/s/ Xiang Huang
Name: Xiang Huang Title: Director

Page 8 of 9 Pages

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13G relating to the Ordinary Shares of AirMedia Group Inc. is being filed with the Securities and Exchange Commission on behalf of each of them.

February 14, 2017

FIRST MANHATTAN CO.

BY:	/s/ Neal K. Stearns
Name: Neal K. Stearns Title: Managing Director

FIRST BEIJING INVESTMENT (CAYMAN) LIMITED

BY:	/s/ Xiang Huang
Name: Xiang Huang Title: Director

FIRST BEIJING INVESTMENT LIMITED

BY:	/s/ Xiang Huang
Name: Xiang Huang Title: Director

Page 9 of 9 Pages